

Mail Stop 4561

August 4, 2016

Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

      Re: Unisys Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2015
           Filed February 29, 2016
           Form 8-K furnished on July 26, 2016
           File No. 001-08729

Dear Ms. Haugen:

We have reviewed your July 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 4. Goodwill, page 26

1. In your response to prior comment 1 you indicate that for the Technology segments only reporting unit there were positive net assets and the fair value exceeded the carrying value. Please tell us the percentage by which the fair value of the reporting unit exceeded its carrying value as of the date of the test.

2. Your response to prior comment 1 indicates that you use "various multiples of comparable reporting units' competitors" to determine the fair value of your reporting units. Please explain your basis for relying solely on a market approach to determine the fair value of your reporting units. See ASC 820-10-35-24 and 24B.

3.   We note your response to prior comment 1. Please provide us with additional details
       supporting your consideration of each of the factors in ASC 350-20-35-3C(a) through (g)
       for all three of your Services segment reporting units. For example, in your consideration
       of paragraph (d) and (g) you note factual declines in gross profit, services operating
       margin, consolidated pre-tax income, cash flows from operating activities, share price
       and 62% decline in market capitalization, however, your response does not explain how
       you considered these negative factors when concluding it was not more likely than not
       that a goodwill impairment existed in each of your Services segment reporting units. In
       addition, further explain the instances in which the consideration of events and
       circumstances provided in ASC 350-20-35-3C(a)-(g) was not applied equally to each of
       the three Services segment reporting units so that we may better understand the basis for
       your conclusion.

Form 8-K filed July 26, 2016

4.   In your reconciliation of non-GAAP net income (loss) you continue to present your non-
       GAAP adjustments "net of tax" which is inconsistent with Question 102.11 of the
       updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please
       revise your presentation in future filings to show income taxes as a separate line item
       adjustment that is clearly explained. Also, please explain to us in greater detail how you
       arrived at the income tax effects. In this regard, we note the tax effects appear to be
       insignificant compared to the significance of the adjustments. As part of your response,
       please compare for us the effective US GAAP tax rate for the periods presented to the
       non-GAAP tax rate.

5.   We note your disclosure of Adjusted EBITDA. Please revise future filings to provide a
       reconciliation of the most directly comparable financial measure calculated and presented
       in accordance with GAAP to the non-GAAP financial measure. We refer you to Item
       10(e)(1)(i)(B) of Regulation S-K and Regulation G.

       You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine
Dietz, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments
on the financial statements and related matters. Please contact me at (202) 551-3499 with any
other questions.

                                              Sincerely,

                                              /s/ Kathleen Collins

                                              Kathleen Collins
                                              Accounting Branch Chief
                                              Office of Information Technologies
                                              and Services